Grindr Announces Updates to Board of Directors

WEST HOLLYWOOD, Calif. -- (BUSINESS WIRE) -- Grindr Inc. (NYSE: GRND), the Global Gayborhood in Your Pocket™, today announced that James Lu has notified the Board of Directors that he has stepped down from the Board to focus on personal business priorities. In connection with this transition, the Board has appointed J. Michael Gearon, Jr. to serve as Lead Independent Director. Mr. Gearon joined the Grindr Board of Directors in November 2022.

"Since before we first acquired Grindr in 2020, I have had a deep conviction in the potential of the business, both for investors and its global user base, and it has been a true honor to serve as Chairperson for more than five years," said Lu. "This decision to resign today was not taken lightly, nor does it suggest that I am any less excited about the future of Grindr today than I was when we originally acquired it. I look forward to continuing productive engagement with the Board."

"On behalf of Grindr and the entire Board of Directors, I would like to extend sincere thanks to James for his significant contributions to Grindr over the past five years," said George Arison, Grindr's CEO. "James's industry experience, technology expertise, and leadership helped enable Grindr to flourish as a product and a company in the years since divestiture. He also helped guide Grindr to the public markets and encouraged us to focus on long-term opportunities that best serve our community. We are grateful for his years of service and wish him well."

The Grindr Board continues to actively evaluate new candidates for board membership as a part of a proactive planning process based on valuable skills and expertise.

As previously disclosed, on October 31, 2025, the Special Committee received a non-binding, unsolicited take-private proposal from shareholders Ray Zage and Mr. Lu to acquire Grindr for $18.00 per share in cash. The Special Committee, together with its independent legal and financial advisors, is continuing to evaluate the proposal.

> Dear Members of the Board,
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> I am writing to voluntarily resign from the board of directors of Grindr with immediate effect so that I may more fully focus on my business pursuits, including the non-binding proposal that I submitted together with co-bidders on October 24th to acquire the Company (the "Proposal") at a significant premium for shareholders.
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> It has been my pleasure to serve as Chairperson of Grindr and its predecessor for more than five years and to work with the Board since Grindr's IPO. My decision to resign from the Board is not a reflection of my views on Grindr, I remain optimistic about Grindr's long-term prospects, as demonstrated by the Proposal and my desire to take the Company private to refocus and execute on opportunities to grow the business.
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> This decision today will allow me to focus on pursuing the Proposal with the Board's Special Committee. With my full attention devoted to this matter, I hope that we can advance our engagement on the Proposal and move forward promptly.
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> I look forward to continuing to engage with you in my capacity as a significant shareholder and offer my strong support for the Grindr team and its strategic plan. I am looking forward to a

friendly and constructive dialogue with the company to get the best outcome for shareholders, management and employees.

Sincerely,
James Lu

About Grindr Inc.

With more than 15 million average monthly active users, Grindr has grown to become the Global Gayborhood in Your Pocket™, on a mission to make a world where the lives of our global community are free, equal, and just. Available in 190+ countries and territories, Grindr is often the primary way for its users to connect, express themselves, and discover the world around them. Since 2015, Grindr for Equality has advanced human rights, health, and safety for millions of LGBTQ+ people in partnership with organizations in every region of the world. Grindr has offices in West Hollywood, the Bay Area, Chicago, and New York. The Grindr app is available on the App Store and Google Play.

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